UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Akcea Therapeutics, Inc.

(Name of Subject Company)

Akcea Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00972L107

(CUSIP Number of Common Stock)

Damien McDevitt

Chief Executive Officer

Akcea Therapeutics, Inc.

22 Boston Wharf Road, 9th Floor

Boston, MA 02210

(617) 207-0202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Zachary R. Blume

Christopher D. Comeau

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Akcea Therapeutics, Inc., a Delaware corporation (the “Company”), initially filed with the Securities and Exchange Commission (the “SEC”) on September 14, 2020 (as amended or supplemented from time to time, the “Schedule 14D-9”).

The Schedule 14D-9 and this Amendment relate to the cash tender offer (the “Offer”) by Avalanche Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ionis Pharmaceuticals, Inc., a Delaware corporation (“Ionis”), to acquire all of the outstanding Shares at a price per Share equal to $18.15, net to the seller of such Shares in cash, without interest (the “Offer Price”) and subject to any withholding of taxes in accordance with the Agreement and Plan of Merger, dated as of August 30, 2020 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Ionis and Purchaser, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer is described in the Tender Offer Statement on Schedule TO filed by Ionis and Purchaser with the SEC on September 14, 2020, as amended or supplemented from time to time.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated into this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 is hereby amended and supplemented as follows:

The tenth paragraph under the heading “Arrangements between the Company, Ionis and Certain of its Affiliates—License Agreements—TTR Development, Commercialization, Collaboration, and License Agreement” on page 8 is hereby replaced with the following:

“On October 5, 2018, the Company received regulatory approval for TEGSEDI from the FDA (as defined below) for the treatment of polyneuropathy of hATTR amyloidosis in adults in the U.S. As a result of the regulatory approval in the U.S., on October 17, 2018, the Company issued 1,671,849 Shares to Ionis as payment of the $50 million regulatory approval milestone for TEGSEDI.”

Item 4.	The Solicitation or Recommendation.

Item 4 is hereby amended and supplemented as follows:

(1) The first paragraph on page 24 under the heading “Background of the Offer and the Merger” is hereby replaced with the following:

“During the weeks of July 13, 2020, and July 20, 2020, the Affiliate Transactions Committee held several telephonic discussions with Cowen, Ropes & Gray and the Company’s management regarding certain aspects of the Projections (as defined below). (No member of Ionis management or the Ionis board of directors was involved in this process with respect to the Projections.) Based on these discussions and in order to assist the Affiliate Transactions Committee in connection with its consideration of the Potential Transaction, the Affiliate Transactions Committee decided to engage a third-party consulting firm to help develop revenue projections of certain of the Company’s product candidates for which the Company had not previously projected revenue through loss of exclusivity.”

(2) The third paragraph on page 24 under the heading “Background of the Offer and the Merger” is hereby replaced with the following:

“On July 24, 2020, the Affiliate Transactions Committee, after consideration and discussion with management, engaged ClearView Healthcare Partners (“ClearView”) to assist with the development of the August Projections (as defined below). Subsequently, between July 27, 2020 and August 18, 2020, the Affiliate Transactions Committee, ClearView and members of Company management worked together to finalize the August Projections. (No member of Ionis management or the Ionis board of directors was involved in this process with respect to the August Projections.)”

(3) The last paragraph on page 27 under the heading “Background of the Offer and the Merger” is hereby replaced with the following:

“On August 30, 2020, the Affiliate Transactions Committee held a videoconference meeting. Cowen and Ropes & Gray participated in the meeting. Ropes & Gray provided an overview of the Affiliate Transactions Committee’s fiduciary duties under Delaware law in connection with the Potential Transaction as well as an overview of the negotiations of the Merger Agreement and a summary of the final proposed terms. Cowen reviewed for the Affiliate Transactions Committee its financial analysis of the $18.15 per Share cash offer price and described the methodologies underlying its financial analyses. Cowen also orally rendered its fairness opinion (which opinion was subsequently confirmed in writing) to the effect that, based upon and subject to the various assumptions and limitations set forth in the written opinion, as of August 30, 2020, the Offer Price of $18.15 per Share to be received in the transaction was fair, from a financial point of view, to the stockholders of the Company (other than Ionis, its affiliates, their respective directors and executive officers, and Dr. McDevitt). The Affiliate Transactions Committee discussed and subsequently (i) determined that the Merger Agreement and the transaction, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders (other than Ionis and its affiliates), (ii) declared it advisable to enter into the Merger Agreement and (iii) recommended to the Board the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transaction, including the Offer and the Merger.”

(4) The fourth bullet in the first paragraph under the heading “Reasons for the Recommendation of the Affiliate Transactions Committee and the Board; Fairness of the Offer and the Merger—Affiliate Transactions Committee” on page 29 is hereby replaced with the following:

“Opinion of Financial Advisor. The presentations by representatives of Cowen to the Affiliate Transactions Committee on August 19, 2020, August 29, 2020 and August 30, 2020, and the oral opinion delivered by representatives of Cowen to the Affiliate Transactions Committee on August 30, 2020, which was subsequently confirmed by delivery of a written opinion dated August 30, 2020, to the effect that, based upon and subject to the various assumptions and limitations set forth in the written opinion, as of August 30, 2020, the Offer Price of $18.15 per Share to be received in the transaction was fair, from a financial point of view, to the stockholders of the Company (other than Ionis, its affiliates, their respective directors and executive officers, and Dr. McDevitt) (the “Cowen Fairness Opinion”) (for additional detail regarding the Cowen Fairness Opinion, see “—Opinion of Cowen and Company, LLC, Financial Advisor to the Affiliate Transactions Committee”);”

(5) The first bullet in the second paragraph under the heading “Reasons for the Recommendation of the Affiliate Transactions Committee and the Board; Fairness of the Offer and the Merger—Affiliate Transactions Committee” on pages 30-31 is hereby replaced with the following:

“Forfeit Long-Term Opportunity. The fact that the Company will no longer exist as a public company and the Company’s public stockholders will forgo any future increase in the Company’s value that might result from its earnings or possible growth as a stand-alone company as well as any opportunity to recover from the New Delaware Litigation;”

Item 8.	Additional Information.

Item 8 is hereby amended and supplemented as follows:

The following section is added as a new section in Item 8 on page 54:

“Certain Litigation.

On September 23, 2020, a purported stockholder of the Company named Eric Sabatini filed a putative class action lawsuit against the Company, members of the Board, Purchaser and Ionis in the United States District Court for the District of Delaware, captioned Sabatini v. Akcea Therapeutics, Inc., et al., Case No. 20-cv-01281 (the “Sabatini Complaint”). The Sabatini Complaint alleges that the Company and the members of the Board violated Sections 14(e) and 14(d) of the Exchange Act, as well as Rule 14d-9, by failing to disclose certain supposedly material information in this Schedule 14D-9 in connection with the Transactions, which they allege rendered this Schedule 14D-9 false and misleading. In addition, the Sabatini Complaint alleges that members of the Board and Ionis acted as controlling persons of the Company within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Solicitation/Recommendation Statement. The Sabatini Complaint seeks, among other things, an order enjoining consummation of the Transactions; rescission of the Transactions if they have already been consummated and rescissory damages; an order directing the Board to file a Solicitation/Recommendation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; a declaration that the defendants violated Sections 14(e), 14(d), 20(a) of the Exchange Act and Rule 14a-9; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ fees and experts’ fees.

The outcome of this lawsuit cannot be predicted with certainty. If a preliminary injunction were to be granted it could delay or jeopardize the completion of the Transactions, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin the completion of such Transactions. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Sabatini Complaint, a copy of which is attached as Exhibit (a)(5)(E) to this Schedule 14D-9 and is hereby incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 is hereby amended and supplemented as follows:

(1)	The following Exhibit is hereby added:

Exhibit No.	Description

(a)(5)(E)	Class Action Complaint, dated September 23, 2020 (Sabatini v. Akcea Therapeutics, Inc., et al.)

(2)	The second footnote in Item 9 on page 56 is hereby replaced with the following:

“#	Confidential treatment has been granted for certain information contained in this exhibit. Such information has been omitted and filed separately with the SEC.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2020	AKCEA THERAPEUTICS, INC.

	By:	/s/ Joshua Patterson
		Name:	Joshua Patterson
		Title:	General Counsel